Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months Ended December 31, 2023 and for the Full Year of 2023
New York – February 28, 2024 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months ended December 31, 2023 and the full year ended December 31, 2023.
Highlights for the Three Months Ended December 31, 2023 and for the Full Year of 2023
•Total revenues was $14.1 million for the three months ended December 31, 2023, compared to $11.1 million in the same period of 2022, an increase of 27.6%. Full year revenue was $53.5 million in 2023, compared to $47.3 million in 2022, an increase of 13.1%. Both increases were primarily due to strong growth momentum in AR/AI cloud solutions and subscription revenues.
•Gross profit was $11.5 million for the three months ended December 31, 2023, compared with $9.1 million in the same period of 2022, an increase of 26.0%. Full year gross profit was $43.1 million in 2023, compared with $40.2 million in 2022, an increase of 7.3%.
•Net income was $1.4 million for the three months ended December 31, 2023, compared to a net loss of $190.3 million during the same period of 2022. Full year net income was $5.4 million for 2023, compared to a net loss of $161.7 million for 2022.
•Adjusted net income and loss (non-IFRS)1 was $1.8 million for the three months ended December 31, 2023, compared to adjusted net loss (non-IFRS) of $0.01 million in the same period of 2022. Full year adjusted net income (non-IFRS) was $7.0 million for 2023, compared with $4.1 million for 2022, an increase of 72.1%.
•Operating cash flow was positive $13.6 million in full year 2023, compared to negative $3.3 million in full year 2022.
•The Company had 162 Key Customers as of December 31, 2023, compared with 169 Key Customers as of September 30, 2023.
•As of December 31, 2023, the Company's customer base included 645 brand clients, with over 704,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with 627 brand clients and over 678,000 digital SKUs as of September 30, 2023.
Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “We closed out 2023 with strong fourth quarter results, achieving a 27.6% year-over-year double-digit revenue growth along with improved gross profit and positive net income. This performance was fueled by robust momentum in our AR/AI cloud solutions and subscription revenue, driven by our advanced AI development. In particular, our beautiful AI products and strategy - encompassing Beauty AI, Skin AI, Fashion AI, and Gen AI - represent the core of our business going forward. While the impact of the pandemic is gradually mitigating, we anticipate a robust recovery in the sales cycle and pipeline in 2024 as conditions improve. We firmly believe that our AI capabilities position us well for continued growth in 2024 and beyond.”

Financial Results for the Three Months Ended December 31, 2023 and for the Full Year of 2023
Revenue
Total revenue was $14.1 million for the three months ended December 31, 2023, compared to $11.1 million in the same period of 2022, an increase of 27.6%. Full year revenue was $53.5 million in 2023, compared to $47.3 million in 2022, an increase of 13.1%.
•AR/AI cloud solutions and subscription revenue was $12.0 million for the three months ended December 31, 2023, compared to $9.6 million in the same period of 2022, an increase of 25.0%. Full year AR/AI cloud solutions and subscription revenue was $44.8 million in 2023, compared with $36.9 million in
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

2022, an increase of 21.2%. Both double digit growths were due to strong demand for the Company’s online virtual product try-on and skincare solutions from brand customers, the robust momentum in its mobile beauty app subscription growth, and the increasing popularity for its Gen AI technologies and AI editing features for photos and videos. The Company’s mobile beauty app active subscribers grew by 45.7% year over year, reaching a historical high of over 879,000 active subscribers at the end of the fourth quarter of 2023. This increase reflected the continuous interests in the Company’s mobile beauty app services from customers and users.
•Licensing revenue was $1.8 million for the three months ended December 31, 2023, compared to $1.0 million in the same period of 2022, an increase of 77.6%. The increase was due to slightly higher demand from the legacy product license in this quarter. Full year licensing revenue was $7.5 million for 2023, compared with $8.4 million for 2022, a decrease of 10.5%. Since licensing revenue is mostly generated from traditional offline services, the 10.5% decrease indicates brand customers’ strong demand for online virtual product try-on instead of in-store offline offerings.
•Advertisement revenue was $0.3 million for the three months ended December 31, 2023, compared to $0.4 million in the same period of 2022, a decrease of 32.8%. Full year advertisement revenue was $1.2 million in 2023, compared with $1.8 million in 2022, a decrease of 36.1%. The decreases aligned with the Company's strategy of allocating less resources to advertisement services and focusing on expanding the market leadership in providing AR- and AI-SaaS solutions to brand customers.
Gross Profit
Gross profit was $11.5 million (or 81.3% gross margin) for the three months ended December 31, 2023, compared with $9.1 million (or 82.3% gross margin) in the same period of 2022, an increase of 26.0%. Full year gross profit was $43.1 million in 2023 (or 80.6% gross margin), compared with $40.2 million in 2022 (or 84.9% gross margin), an increase of 7.3%. Despite the increase in gross profits, both gross margins decreased, primarily resulting from the increase in third-party payment processing fees paid to digital distribution partners such as Google and Apple in light of the increase in our mobile app subscription revenue.
Total Operating Expenses
Total operating expenses were $12.7 million for the three months ended December 31, 2023, compared with $77.9 million in the same period of 2022, a decrease of 83.7%. Full year total operating expenses were $48.8 million for 2023, compared with $111.2 million for 2022, a decrease of 56.2%. Both decreases were primarily due to the high base of non-cash listing expenses occurred in the fourth quarter of 2022.
•Sales and marketing (“S&M”) expenses were $6.7 million for the three months ended December 31, 2023, compared to $6.3 million during the same period of 2022, an increase of 6.0%. This was due to an increase in marketing and user acquisition costs. Full year sales and marketing expenses were $25.7 million for 2023, compared to $24.5 million, an increase of 4.8%. This was primarily due to the increase in the marketing events and user acquisition costs, which was partially offset by the decrease in sales and marketing people related expenses.
•Research and development (“R&D”) expenses were $3.0 million for the three months ended December 31, 2023, compared to $2.6 million during the same period of 2022, an increase of 17.7%. Full year research and development expenses were $11.5 million for 2023, compared to $10.5 million for 2022, an increase of 9.3%. The increases were resulted from increases in R&D headcount and related personnel costs.
•General and administrative (“G&A”) expenses were $3.0 million for the three months ended December 31, 2023, compared to $69.0 million during the same period of 2022, a decrease of 95.7%. Full year general and administrative expenses were $11.6 million for 2023, compared to $76.2 million for 2022, a decrease of 84.8%. The decreases were due to the significant decreases in listing related expenses after the de-SPAC transaction and listing process was complete in 2022.
Net Income and Loss

Net Income was $1.4 million for the three months ended December 31, 2023, compared to a net loss of $190.3 million during the same period of 2022. Full year net income was $5.4 million for 2023, compared to a net loss of $161.7 million for 2022. The increases in our bottom line were due to the significant decreases in listing related expenses after the de-SPAC transaction and listing process was completed in 2022 and the increase in fair value of convertible redeemable preferred shares in 2022, which were then converted to Perfect Ordinary Shares upon recapitalization.
Adjusted Net Income (Non-IFRS)
Adjusted net income was $1.8 million for the three months ended December 31, 2023, compared to adjusted net loss of $0.01 million in the same period of 2022. Full year adjusted net income was $7.0 million for 2023, compared with $4.1 million for 2022, an increase of 72.1%.
Liquidity
As of December 31, 2023, the Company held $123.9 million in cash and cash equivalents (or $154.2 million when including 6-month time deposits of $30.3 million, which are classified as current financial assets at amortized cost under IFRS), compared to $115.0 million as of September 30, 2023 (or $201.3 million when including time deposits). The decrease was a result of the completion of tender offer to purchase up to approximately 16 million shares for an aggregate purchase price of approximately $50 million.

The Company had a positive operating cash flow of $13.6 million in full year 2023, compared to negative $3.3 million in full year 2022. The improvement demonstrated the company's ability to generate sufficient cash flow to support business operations.
Recent Development
On November 24, 2023, the Board of Directors of the Company approved a tender offer to purchase up to 16,129,032 Class A ordinary shares of the Company, par value $0.10 per share (each, a “Class A Ordinary Share”), at a price of $3.10 per share for an aggregate purchase price of approximately $50 million, subject to certain limitations and legal requirements (the “Tender Offer”). The Tender Offer expired at 5:00 P.M., New York City time, on December 26, 2023. A total of 16,129,010 Class A Ordinary Shares were tendered under the tender offer, representing approximately 15.9% of the total number of issued Class A Ordinary Shares outstanding as of the commencement of the tender offer on November 27, 2023.
Business Trends and Outlook for 2024
The strong performance in revenue growth of the fourth quarter of 2023 was a clear signal of recovery in the enterprise new business acquisition from late 2023 versus the slow and prolonged enterprise sales cycle observed in the first half of 2023. The Company entered the fourth quarter of 2023 focused on deepening the penetration in different verticals to provide AI-powered skincare diagnosis products, as well as an increase in the adoption of virtual try-on solutions for jewelry and fashion markets.

On the consumer app front, the Company has launched several new generative AI features for app users. The addition of AI features not only attracted new users to download YouCam apps, but also effectively converted more users into paying subscribers. This progress reflects the result of Company's Beautiful AI strategy, which focuses on providing world class AI solutions for Beauty AI, Skin AI, Fashion AI, and Gen AI. Those 4 key pillars will play a pivotal role in the Company's core business moving forward and the Company is committed to keep investing in AI to strengthen our leading position in AI.

Based on the above strong momentum in both enterprise SaaS solution demands and in the mobile beauty app subscriptions business, the Company observed a strong healthy recovery in 2024 with an increase of over 20% in business pipelines. Perfect Corp.'s outlook on its 2024 full-year revenue is:

•The Company's total revenue recognized under IFRS year-over-year growth rate is expected to range from 12% to 16% compared to 2023.
Note that this forecast is based on the Company's current assessment of the market and operational conditions, and that these factors are subject to change.

Conference Call Information
The Company's management will hold an earnings conference call at 7 p.m. Eastern Time on February 28, 2024 (8 a.m. Taipei Time on February 29, 2024) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.
Registration Link: https://registrations.events/direct/Q4I642707473

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a Beautiful AI Company and global leader in enterprise SaaS solutions. As an innovative powerhouse in using artificial intelligence (AI) to transform the beauty and fashion industries, Perfect empowers major beauty, skincare, fashion, jewelry brands and retailers by providing consumers with omnichannel shopping experiences through augmented reality (AR) product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:
Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs2, non-cash equity-based compensation, non-cash valuation (gain)/loss of financial liabilities, and foreign exchange (gain)/loss. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

2 The one-off transaction cost in the fourth quarter of 2022 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction. No such cost incurred in the same period of 2023.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND DECEMBER 31, 2023
(Expressed in thousands of United States dollars)

	December 31, 2022	December 31, 2023
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$162,616	$123,871
Current financial assets at amortized cost	30,000	30,300
Current contract assets	3,660	2,770
Accounts receivable	7,756	6,992
Other receivables	314	343
Current income tax assets	77	311
Inventories	45	33
Other current assets	4,705	4,042
Total current assets	209,173	168,662
Non-current assets
Property, plant and equipment	289	380
Right-of-use assets	323	847
Intangible assets	119	77
Deferred income tax assets	244	257
Guarantee deposits paid	125	140
Total non-current assets	1,100	1,701
Total assets	$210,273	$170,363

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2022 AND DECEMBER 31, 2023
(Expressed in thousands of United States dollars)

	December 31, 2022	December 31, 2023
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$13,024	$15,346
Other payables	9,308	10,331
Other payables – related parties	63	50
Current tax liabilities	155	21
Current provisions	1,855	2,394
Current lease liabilities	251	481
Other current liabilities	261	277
Total current liabilities	24,917	28,900
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	3,207	1,566
Non-current lease liabilities	87	387
Net defined benefit liability, non-current	73	79
Guarantee deposits received	25	25
Total non-current liabilities	3,392	2,057
Total liabilities	28,309	30,957

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	10,147	8,513
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	556,429	510,399
Retained earnings
Accumulated deficit	(385,884)	(380,472)
Other equity interest
Other equity interest	(407)	(523)
Treasury shares	—	(190)
Total equity	181,964	139,406
Total liabilities and equity	$210,273	$170,363

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2022 AND 2023
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2022	2023	2022	2023
Items	Amount	Amount	Amount	Amount
Revenue	$11,071	$14,124	$47,300	$53,505
Cost of sales and services	(1,962)	(2,647)	(7,130)	(10,400)
Gross profit	9,109	11,477	40,170	43,105
Operating expenses
Sales and marketing expenses	(6,316)	(6,696)	(24,544)	(25,725)
General and administrative expenses	(69,042)	(2,983)	(76,219)	(11,582)
Research and development expenses	(2,571)	(3,027)	(10,481)	(11,458)
Total operating expenses	(77,929)	(12,706)	(111,244)	(48,765)
Operating loss	(68,820)	(1,229)	(71,074)	(5,660)
Non-operating income and expenses
Interest income	1,409	2,554	2,029	9,498
Other income	63	15	75	33
Other gains and losses	(122,811)	100	(92,474)	1,675
Finance costs	(2)	(5)	(8)	(15)
Total non-operating income and expenses	(121,341)	2,664	(90,378)	11,191
Income (loss) before income tax	(190,161)	1,435	(161,452)	5,531
Income tax expense	(91)	(35)	(292)	(115)
Net income (loss)	$(190,252)	$1,400	$(161,744)	$5,416

Other comprehensive income (loss)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit plans	$22	$(4)	$22	$(4)
Credit risk changes in financial instrument - Preferred shares	—	—	(7)	—
Total components of other comprehensive income (loss) that will not be reclassified to profit or loss	22	(4)	15	(4)
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	856	108	(1,097)	(116)
Other comprehensive income (loss), net	$878	$104	$(1,082)	$(120)
Total comprehensive income (loss)	$(189,374)	$1,504	$(162,826)	$5,296
Net income (loss) attributable to:
Shareholders of the parent	$(190,252)	$1,400	$(161,744)	$5,416
Total comprehensive income (loss) attributable to:
Shareholders of the parent	$(189,374)	$1,504	$(162,826)	$5,296
Earnings (loss) per share (in dollars)
Basic earnings (loss) per share of Class A and Class B Ordinary Shares	$(2.86)	$0.02	$(2.37)	$0.05
Diluted earnings (loss) per share of Class A and Class B Ordinary Shares	$(2.37)	$0.02	$(2.37)	$0.05

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2022 AND 2023
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2022	2023	2022	2023
Items	Amount	Amount	Amount	Amount
Net Income (Loss)	$(190,252)	$1,400	$(161,744)	$5,416
One-off Transaction Costs	66,836	—	71,152	33
Non-Cash Equity-Based Compensation	595	535	2,175	3,210
Non-Cash Valuation (Gain)/Loss of financial liabilities	122,151	211	93,777	(1,641)
Foreign Exchange (Gain)/Loss	660	(311)	(1,303)	(34)
Adjusted Net Income (Loss)	$(10)	$1,835	$4,057	$6,984

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations